Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

January 26, 2012

Interview with NYSE Euronext CEO Duncan Niederauer and Deputy CEO Dominic Cerutti published in Het Financieele Dagblad (January 26, 2012):

While army helicopters circle above the Swiss ski resort Davos, NYSE Euronext CEO Duncan Niederauer hurries from one meeting to the next. He still has one more week in which to lobby for European approval of the merger with Deutsche Börse.

It is a happy coincidence that the World Economic Forum (WEF) in Davos comes just before the crucial meeting of the European Commission, which is due to vote on Wednesday of next week on the fate of the merger. European competition commissioner Joaquín Almunia opposes the merger. The deal cannot go through unless the other 26 members rein him in.

A large number of commissioners are in Davos this week, as are European politicians who can influence the decision, such as Prime Minister Rutte and German Chancellor Merkel. That is why Niederauer, an American of German ancestry, and his second-in-command Dominic Cerutti, are working overtime.

They want to allay any concern about the merger in the Netherlands, particularly regarding the possible sale of the options exchange.

The merger has intensified the fear that the Netherlands is losing its grip on Amsterdam’s stock exchange. Can you do anything to assuage that fear?

Cerutti; ‘Since the merger of the exchanges of Amsterdam, Brussels and Paris, and later of New York, the local markets have become stronger. Moreover, all local centres play an important role in the company as a whole. Perhaps we need to do more to communicate that message.’

What do you think the chances are that the merger will succeed?

Niederauer: ‘You have to be realistic. The chance is very small. Not zero, but small. Not many mergers or takeovers in Europe have been given the green light by the European Commission following a negative opinion from the European Commissioner for Competition.’

Niederauer grabs a copy of Wednesday’s Financial Times and points to the exchange operator’s full-page advertisements, featuring the words ‘Markets are global’ in big, bold letters. ‘Competition is global. Shouldn’t Europe’s perspective be global?’ The advertisement neatly summarises the argument that NYSE Euronext and Deutsche Börse have been putting to European Commissioner Almunia for months.

According to Almunia the two exchanges have a monopoly in the trading of exchange-listed derivatives. The exchange operators counter that they also compete with the US-based derivatives exchange CME and with banks that trade derivatives over the counter. This global definition is also used by the European Commission, specifically by commissioner Barnier, who monitors the financial markets. So far Barnier is the only commissioner who has publicly voiced any reservation about Almunia’s advice. However, that doesn’t mean he will approve the merger.

Did you not anticipate the opposition from Brussels?

Niederauer: ‘No. This is such an artificial definition of the market. We never expected that the competition directorate would reach this conclusion.’

Cerutti: ‘Most of the people we talk to in Brussels see the market the way we do: global.’

Why have you failed to convince Almunia of that?

Niederauer: ‘You’ll have to ask him. His team do not see the banks as our competitors. That’s unbelievable. Forgive me if that makes me a bit crossed.’

If this merger fails, does it mark the end of the mega exchanges?

Niederauer: ‘It would be the third global exchange merger to fail within a year’s time. If this does not go through, I think that for the time being we will see no more worldwide mergers or billion-dollar deals, just smaller transactions.’

Cerutti: ‘An oligopoly of banks will profit from our loss. That is not so much a problem for us as it is for the regulators. A merger offers them a chance of better insight into the market.’

Transcript of interview with NYSE Euronext Deputy CEO Dominic Cerutti on CNBC (January 26, 2012):

CNBC:  I’m very pleased we have Dominique Cerutti with us from [NYSE Euronext], and we’re going to spend some time talking about how you see the world at the moment. Thank you for stopping by.

Dominique Cerutti: My pleasure.

CNBC: The Deutsche Börse deal is being kicked back by Europe at this stage. Is there anything you can tell us about how you may make progress going forward with the European authorities?

DC: We are in the final phase and we know we are facing the risk of prohibition.

To make a long story short, it all comes back to the definition of the market of reference, right? And for some reason that we just don’t understand, the Competition Commission has defined the market as (1) being European only, not global, for derivatives, and (2) they are excluding OTC business from the scope of the market -- keeping in mind that the OTC market overall is 90% of the derivatives market. So of course on this market it looks like we have a monopoly, but if you put our merger in the real market, meaning global with OTC, we’re just a fraction.

So to get back to your question, yes, we’re going to continue to fight until the last minute to try to explain to the community and all commissioners that markets are global, of course, and that OTC business must be taken into consideration. And by the way, that’s what all regulators and policy makers have done for years -- since 2008 -- on both sides of the ocean, so we’re just puzzled by this definition.

CNBC: I’m increasingly puzzled as well, because I thought the thrust in global regulation was to put transactions on exchanges. And it does seem at this point that the OTC market is being allowed to grow and thrive, in spite of what appeared to be the direction of travel on regulation.

DC:  You’re perfectly correct. After 2008, everybody understood -- again in the US and in Europe -- that the OTC market, which, again, is outside regulation, is too dangerous. And that we are putting the planet and the entire economy at risk. So all regulators are trying to standardize part of the OTC and bring it “on-exchange” and into the clearing arena. To better control the system.

So you are perfectly right: that’s been the bulk of the work of regulators for the past two-three years. And sadly we are not making progress fast enough.

Regulations moves slowly, and we understand that. On both sides of the ocean, pieces of regulation will come to life, and we’ll try to cope with that.

But to get back to our merger, we thought it would be one of the tools in the toolkit to address this issue, and unfortunately, apparently the Commission doesn’t share this view.

CNBC: My analysis, for what it’s worth, is that if you have to carry out the things that they’re asking for to get this through, it’s probably not worth you -- in a business sense -- going through with the merger. I don’t expect you to comment directly on that.

But I will ask you: if this transaction doesn’t take place, how then does the landscape for exchanges change going forward? What significance does it have for further cooperation or joining together of exchanges?

DC:  We will move on and life will continue; we have a strong business model, we’re resilient, and we will continue our journey.

Now, back to the merger and consolidation, we think that consolidation will continue, but surely with a pause and surely with a pause within Europe, because it’s a demonstration that consolidation within Europe is really too difficult.

I think [that] hurts Europe more than us, because it means the consolidation will take somewhere else, which is a pity for Europe. Because think about it: what we are trying to do is create the largest regulated market on Earth, in all relevant asset classes, and bring this regulated market into being in Europe. 80% of the center of gravity will be here, and that’s what Europe may miss if we get prohibited.

CNBC: Let me ask you about volume of activity and the broader business story at the moment. Austerity and the global financial crisis that’s been working its way through have had an impact on a lot of sectors.

Can you talk about, directly, how it is affecting transaction levels, volume on exchanges, and what you think the trend may be going forward?

DC:  As of today, the impact is quite limited. Last year, 2011, was quite good in terms of volumes, but the volatility helped a lot. We don’t see at the moment quite such an impact, however we can expect such an impact later on.

I think the main subject for everybody on the exchanges is to make sure that within this economic context, we keep working to enable access to capital for companies and especially SMEs. It is critical that we help SMEs to access capital; keep in mind that SMEs have created the bulk of, 80% of jobs in the past two decades. There is a credit crunch around the globe, so we need to make sure SMEs can access markets; as an exchange, it’s our job to do that.

CNBC: Yesterday George Soros was saying that he thought the LTRO program was not the appropriate way of trying to bring money back into the real economy and get it to the kind of SMEs you’re talking about. It stuffs the banks full of cash, but the banks aren’t necessarily the right people to go out and give it to the companies that actually need it. Have we missed a trick in Europe? Should we have found another way of trying to re-liquefy businesses that are struggling for capital? And of course, it’s hard also to raise it through exchanges.

DC: That’s another point that’s absolutely critical.  Just take this number: in Europe -- and let’s focus on France, just for the purpose of illustration -- SMEs get 97% of their financing through banks and loans. So if you have pressure and a credit crunch, there’s a challenge because SMEs need to finance their development and create jobs but use access to the market for only 1% of their financing.  So the challenge is huge, and we need to enlarge this part of the market which is going to be another lever for SMEs to access capital and develop and create jobs.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time). Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities. Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan. The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.